UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Tenon Medical, Inc
(Name of issuer)

Common stock
(Title of class of securities)
88066N105
(CUSIP number)

August 16, 2023
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).











CUSIP No.		88066N105

1. Name of Reporting Person:

TMD Wealth Management, LLC ("TMD") 85-1065038

2. Check the appropriate box if a member of a Group (see instructions)

N/A

3. See Use Only

N/A

4. Citizenship or Place of Organization:

Delaware, USA

5. Sole Voting Power

		0* TMD does not have proxy voting authority over client accounts.

6. Shared voting power

N/A

7. Sole dispositive power

8,712,362 * assumes warrants held by TMD clients excercised

8. Shared dispositive power

N/A

9. Aggregate amount beneficially owned by each reporting person:

8,712,362

10. Check box if the aggregate amount in row (9) excludes certain shares (see instructions)

11. Percent of class represented by amount in row 9:

32.58%

12. Type of Reporting person:

IA

Item 1.

(a) 	Name of Issuer:

Tenon Medical, Inc.

(b) 	Address of Principle Business Office

104 Cooper Court, Los Gatos, CA 95032

Item 2.

(a) 	Name of Person Filling:

TMD Wealth Management, LLC

(b) 	Address of Principle Place of Business Office or, if None, Residence:

15333 N. Pima Road, Ste 200, Scottsdale, AZ 85260

(c) 	Citizenship

TMD is organized under the laws of the State of Delaware

(d) 	Title and Class of Securities:

Common Stock

(e) CUSIP no.

88066N105

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) an investment adviser in accordance with rule 13(d)-1(b)(1)(ii)(E).

Item 4. Ownership

(a) Amount Beneficially Owned:

8,712,362* assumes warrants held by TMD Clients excercised

(b) Percent of Class:

32.58%

(c) Number of shares as to which such person has:

(i) 		Sole power to vote or to direct the vote:

		0* TMD does not have proxy voting authority over client accounts

(ii) 		Shared power to vote or to direct the vote:

0

(iii) 		Sole power to dispose or to direct the disposition of:

8712,362* assumes warrants held by TMD clients exercised

(iv) 		Shared power to dispose or to direct disposition of:

0

Item 5. 	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

N/A
Item 6. Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8. Identification and classification of members of the group.

N/A

Item 9. Notice of dissolution of group:

N/A

Item 10. Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

								TMD Wealth Management, LLC
								___________________________
								September 13, 2023
								___________________________
								Signature

								Name: Susan Abbass
								Title: Chief Compliance Officer